SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of February 2023

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .

At the extraordinary general meeting of shareholders of Korea Electric Power Corporation held on February 27, 2023, all the agenda set forth below submitted for shareholder approval were approved by the shareholders as originally proposed:

1.	Agenda for Shareholder Approval:

1)	Election of two Standing Directors

1.1)	Lee, Jung-Bok

1.2)	Lee, Jun-Ho

2)	Election of a Standing Director as Comptroller & Auditor General and Member of the Audit Committee

-	Jun, Young-Sang

2.	Voting Results

Agenda		Outstanding Shares	Attendant Shares	Shares for
1) Election of two Standing Directors	1. 1) Lee, Jung-Bok	641,964,077	465,949,368	422,006,696 (90.6%)
	1. 2) Lee, Jun-Ho	641,964,077	465,949,368	425,808,991 (91.4%)
2) Election of a Standing Director as Comptroller & Auditor General and Member of the Audit Committee	- Jun, Young-Sang	287,517,843	111,503,134	64,371,873 (57.7%)

Notes:

(1)	For further details relating to the foregoing agenda, see Form 6-K furnished to the Securities and Exchange Commission on February 10, 2023.

(2)

Regarding agenda 2) pursuant to Article 542-12 of the Korean Commercial Act, the largest shareholder who has voting shares (including voting shares owned by his/her affiliates or any other person as prescribed by Presidential Decree) in excess of three percent of the total number of issued voting shares of a listed company (the “Excess Voting Shares”) is prohibited from exercising his/her voting rights with respect to the Excess Voting Shares when appointing or terminating a member of an audit committee who is not an outside director.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Park, WooGun
Name:	Park, WooGun
Title:	Vice President

Date: February 27, 2023